UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196202

(CUSIP Number)

Houston H. Harte

P.O. Box 17424

San Antonio, Texas 78217

(210) 251-2441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Houston H. Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57% (2)
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Mr. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.
(2)	The percentages specified herein and in the rest of this Schedule 13D are calculated based upon 6,256,504 shares of Common Stock issued and outstanding as of April 15, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2018.

CUSIP NO. 416196202

1	NAME OF REPORTING PERSON Sarah Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Ms. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Carolyn Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO– See Item 3 of Statement
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 660,816 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 660,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Harte Management Trust. As a co-trustee of the trust, Mrs. Harte shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the trust.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Larry D. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100 (1)
	8	SHARED VOTING POWER 75,040 (2)
	9	SOLE DISPOSITIVE POWER 1,100 (1)
	10	SHARED DISPOSITIVE POWER 75,040 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.22%
14	TYPE OF REPORTING PERSON IN

(1)	The shares of Common Stock are held by the Franklin Family Foundation, a Texas non-profit corporation (the “Foundation”). Mr. Franklin is the President of the Foundation. As such, Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of the shares of Common Stock held by the Foundation.
(2)	The shares of Common Stock are held by Mr. Franklin and his spouse, Mrs. Charlotte Franklin, as community property. Mr. Franklin has the sole power to vote and dispose (or direct the disposition) of the shares of Common Stock, subject to applicable community property laws.

CUSIP NO. 416196103

1	NAME OF REPORTING PERSON Franklin Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,100
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 416196103

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2018 (the “Original Schedule 13D”, Amendment No. 1 to the Schedule 13D, filed with the SEC on March 4, 2018 (“Amendment No. 1”) and, together with this Amendment No.2, the “Schedule 13D”) with respect to the common stock, par value $1.00 per share (the “Shares”), of Harte Hanks, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends the Schedule 13D Items 4, 6 and 7 as set forth below.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 17, 2018, the Reporting Persons entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer regarding the membership and composition of the Board of Directors of the Issuer (the “Board”).

Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to (i) accept the resignations of Christopher M. Harte, Scott C. Key and Judy C. Odom from their positions as directors on the Board, effective June 15, 2018, (ii) accept the resignation of William F. Farley from his position as director on the Board, effective as of the date that his replacement (the “Replacement Director”) is appointed to the Board, (iii) appoint Maureen O’Connell and Martin Reidy to the Board as Class I directors, effective June 15, 2018, to fill the vacancies caused by the resignations of Mr. Harte and Mr. Key, (iv) appoint the Replacement Director to the Board as a Class II director, to fill the vacancy caused by the resignation of Mr. Farley, (v) appoint Timothy Breen (together with Ms. O’Connell, Mr. Reidy and the Replacement Director, the “New Directors”) to the Board as a Class III director, effective June 15, 2018, to fill the vacancy caused by the resignation of Ms. Odom, and (vi) appoint Alfred V. Tobia, Jr. as Chair of the Issuer’s Nominating and Corporate Governance Committee (the “Governance Committee”) and Mr. Breen and Ms. O’Connell as members of the Governance Committee, effective June 15, 2018. Mr. Reidy and Ms. O’Connell will hold office until Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”) or until their successors are elected and qualified; the Replacement Director will hold office until Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”) or until his or her successor is elected and qualified; and, pursuant to the Cooperation Agreement, Mr. Breen will hold office for the term and subject to the conditions set forth in the Cooperation Agreement.

Under the terms of the Cooperation Agreement, the Reporting Persons agreed, among other things, not to nominate any director candidates to stand for election at the 2018 Annual Meeting. In addition, the Cooperation Agreement provides that, at the 2018 Annual Meeting, the Reporting Persons will vote all of their shares of the Issuer’s common stock, par value $1.00 per share (“Common Stock”) in favor of the election of directors nominated by the Board and certain other specified proposals.

The Cooperation Agreement includes certain restrictions applicable from May 17, 2018 until the date that is the earlier of (x) 30 calendar days prior to the expiration of the advance notice period for the submission by stockholders of director nominations for consideration at the 2019 Annual Meeting as set forth in the advance notice provisions of the Issuer’s Fifth Amended and Restated Bylaws or (y) 210 calendar days following the date of the Cooperation Agreement (the “Standstill Period”).

During the Standstill Period, the Reporting Persons are restricted from, among other things, engaging in any solicitation of proxies or written consents to vote any shares of Common Stock at the 2018 Annual Meeting, initiating, encouraging or participating in any “vote no,” “withhold” or similar campaign relating to the Company in connection with the 2018 Annual Meeting, and seeking the removal of any director from the Board. The Reporting Persons have also agreed to certain non-disparagement provisions.

The foregoing description of the Cooperation Agreement is subject to and qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed as Exhibit 99.1 hereto.

Item 6.	Material to be Filed as Exhibits.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

99.1	Cooperation Agreement dated May 17, 2018 (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on May 18, 2018).

CUSIP NO. 416196103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

Houston H. Harte

/s/ Sarah E. Harte
Houston H. Harte, by his agent and attorney in fact, Sarah E. Harte

Sarah Harte

/s/ Sarah Harte
Sarah Harte

Carolyn Harte

/s/ Sarah E. Harte
Carolyn Harte, by her agent and attorney in fact, Sarah E. Harte

Larry D. Franklin

/s/ Larry D. Franklin
Larry D. Franklin

Franklin Family Foundation

By: /s/ Larry D. Franklin
Name: Larry D. Franklin
Title: President